Canaccord Genuity LLC
Computation of Net Capital Under Rule 15c3-1

March 31, 2021

Net capital

Member's equity	$173,621,668	
Subordinated borrowings	$27,000,000	
		$200,621,668
Non-allowable assets:		
Stock-Based Compensation	24,438,987	
Investment Banking Receivables	36,955,240	
Other Receivables	3,699,876	
Fixed Assets	2,042,899	
Due From Affiliates	33,835,084	
Prepaid Assets	1,373,835	
Secured Letter of Credit for Office Space	2,316,302	
Non Marketable Equities per SEC rules	9,907,198	
Non Marketable Fixed Income per SEC rules	4,223,690	
		$118,793,110
Aged Fails	81,097	
Pershing	1,376	
Net capital before haircuts		81,746,084
Haircuts:		
Stocks	7,577,880	
Fixed Income	1,939,877	
Other	923,143	10,440,900
Net capital		$71,305,184

Computation of alternate net capital requirement

Net capital	$71,305,184
Net capital requirement of reporting broker or dealer (greater of 2% of aggregate debit items as defined, and $1,000,000)	1,000,000
Excess net capital	$70,305,184

Canaccord Genuity LLC
Computation of Net Capital Under Rule 15c3-1

(continued)

Reconciliation of Equity per Audited Financial

Equity per Audited Financial Statements	$149,182,696
Equity per March 31, 2021 FOCUS as amended	$173,621,668
Difference	$24,438,972
CGGI Stock Held by Trust	$24,438,972

The difference in equity per the Audited Consolidated Financial Statements and the Audited X-17a-5 of $24,438,978 is due to the Audited Consolidated Financial Statements are prepared on the basis of consolidating Canaccord Genuity LLC and the rabbi trust (see note 10) while the Audited X-17a-5 reflects the financial position of Canaccord Genuity LLC on a stand-alone unconsolidated basis. The minimum net capital required by the CFTC is the same amount of net capital required by Rule 15c3-1(a) of the SEC (17 CFR 240.15c3-1(a)). There were no other material differences between the amounts presented above and the amounts included in the Company's March 31, 2021 unaudited FOCUS report filed on May 27, 2021.

Commented [ANF1]: Should be 24,438,978